October 7, 2010

VIA EDGAR

Tabitha Akins
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc. Form 8-K Filed September 28, 2010 File No. 000-23047
_____________________________________________________________________________________________

Dear Ms. Akins:

Reference is made to the letter (the “Comment Letter”), dated October 1, 2010, setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the filing of SIGA Technologies, Inc. (“SIGA,” the “Company” or “we”) referenced above.

This letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The paragraph numbers of this letter correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

Form 8-K
Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or Related Audited Report or Completed Interim Report, page 2

1.
Please tell us whether you will reconsider, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your consolidated financial statements for the years ended December 31, 2009 and 2008, and the quarterly periods from June 30, 2008 through June 30, 2010 regarding your disclosure controls and procedures, in light of the material errors that you have described.

SIGA 35 East 62nd Street, New York, NY 10065
Tel 212.672.9100 Fax 212.697.3130 siga.com

As disclosed in the Company’s Form 8-K filed on September 28, 2010, management of the Company concluded that there was a material weakness in its internal control over financial reporting which resulted in the error relating to the timely application of certain anti-dilution provisions in certain warrants.  Consequently, management of the Company has concluded that its disclosure controls and procedures were not effective and will make the appropriate disclosures in its amended Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

2.	Please also provide us with an estimated time-frame as to when you intend to file the amended Form 10-K and Forms 10-Q for the periods discussed in this filing.

The Company currently estimates filing the relevant amended Annual Report on Form 10-K and and Quarterly Reports on Form 10-Q by October 28, 2010.
_______________

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very truly yours,

/s/ Ayelet Dugary
Ayelet Dugary
Chief Financial Officer

SIGA 35 East 62nd Street, New York, NY 10065
Tel 212.672.9100 Fax 212.697.3130 siga.com